UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	November	, 2003

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
INFO MEMO – Q3/2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	November 6, 2003	By	/s/ Rochiman Sukarno (Signature)

Rochiman Sukarno Head of Investor Relation Unit

INFO MEMO-Q3/2003 No.: 452/PR110/UHI/2003 Date : November 6, 2003

TELKOM is currently undergoing an audit of its 2002 financial statements and believes that it will need to make several adjustments to its previously issued 2002 financial statements. The adjustments will affect financial information prepared under both Indonesian and U.S. generally accepted accounting principles. As a result, the third quarter 2002 and third quarter 2003 financial information presented herein will also need to be adjusted based on the outcome of the 2002 audit. For additional information regarding the audit of TELKOM’s 2002 financial statements, please see TELKOM’s press releases including the most recent press release dated November 6, 2003. This document contains certain financial information and results of operations, and may also contain certain projections, plans, strategies, and objectives of the Company, which are not strictly historical statements and constitute forward looking statements within the meaning of applicable laws. Forward looking statements in this document are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that constitute forward looking statements by their nature involve risks and uncertainties, including that actual results and developments could differ materially from those expressed or implied in these statements. TELKOM provides no assurances that any action taken in reliance on forward looking statements in this document will bring the expected results.

TICKERS

•	NYSE : TLK
•	LSE : TKID
•	JSX : TLKM

DIVISIONS

•	Telkom Regions: I, II,III, V, VI
•	KSO Regions : IV, VII

SHARES IN ISSUE

10,079,999,639 shares

MAJOR SHAREHOLDERS

•	Govt. of Indonesia 51.19%
•	Public 48.81%

CONVERSION RATES (US$1.00)

2003 = Rp. 8,562,- Oct’ 28’03
2002 = Rp. 9,195,- Nov’8’02

Stock Performance Q3/03

Investor Relation Dept.
PT. TELKOM
Grha Citra Caraka
Jl. Gatot Subroto Kav 52
Jakarta 12710
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website : http//www.telkom.co.id

FINANCIAL HIGHLIGHTS (consolidated)

In millions Rp.
Key	Q-3*)	Q-3**)	Growth
Indicators	2002	2003	(%)

Operating Revenues	15,623,218	19,977,361	27.87
Operating Expenses	7,950,278	10,402,360	30.84
Operating Income	7,672,940	9,575,001	24.79
Net Income	7,568,457*** )	4,371,964	(42.23)
EBITDA	10,238,826	12,896,317	25.96
Net Income per share (EPS)	750.84	433.73	(42.23)
Net Income per ADS	15,016.78	8,674.53	(42.23)

*)	The consolidated subsidiaries Q3/2002: Telkomsel (65.0%), Infomedia (51%), Indonusa (57.50%), Graha Sarana Duta (99.99%), Dayamitra (90.32%), PIN (30.0%)
**)	For Q3/2003, ten subsidiaries were consolidated within the Company’s Consolidated Financial Statements namely: Telkomsel (65%), Infomedia (51%), Indonusa (88.08%), Graha Sarana Duta (99.99%), Dayamitra (90.32%) Pramindo Ikat Nusantara (“Pramindo”) (45%), Aria West International (“AriaWestI”) (100%), NAPSINDO (60%), Metra (100%), Pro Infokom (51%).
***)	Including Rp.3.19 trillion gain from selling of Telkomsel

•	Increase of Operating Revenues

Total consolidated Operating Revenues grew by 27.87% to Rp. 19,977.36 billion. The main contributors to the growth of Operating Revenues were generated by the growth of Data and Internet (100.24%), Network (46.80%), Interconnection (43.80%) and Cellular revenues (38.06%). While, fixed phone revenue still showed growth by 14.23%.

•	Increase of Operating Expenses

Total consolidated Operating Expenses grew by 30.84%% to Rp. 10,402.36 billion. The main contributors to the growth of Operating Expenses were generated by the growth of Marketing (44.77%), Personnel (44.50%) and Operation & Maintenance Expenses (40.75%).

•	Increase of Operating Income

Total Operating Income increased by 24.79% to Rp. 9,575.0 billion.

•	Decrease of Net Income

For the third quarter of 2003 the Company reported Net Income of Rp. 4,371.96 billion, representing a decrease of 42.23% compared to figure of the comparable period of 2002, due to the year 2002 gain on TELKOM’s 12.72% sales of Telkomsel shares to SingTel.

•	Steady growth of Line in Service

TELKOM recorded 8.24 million fixed lines in service, which grew by 7.95%, and consisted of 6.8 million lines in TELKOM Regions and 1.4 million lines in KSO Regions. The main contributors of the line in service growth were from TELKOM Regions-VI (24.15%), Regions-I (9.48%) and Regions-V (8.74%).

•	Strong growth in Cellular subscribers

As of September 30, 2003 Telkomsel recorded 8,792,871 subscribers which grew by 75.98% compared to the comparable period of 2002. The total additional subscribers were 2,782,099 which was 59.48% higher compared to subscribers added during the third quarter year 2002.

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR THE THIRD QUARTER 2003 RESULTS
Consolidated Net Income for the third Quarter 2003
was Rp 4.37 trillion (or decreased by 42.23%)

Jakarta, November 6, 2003 - PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), today announced its unaudited consolidated financial statements and operational results for the third quarter 2003. All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

BUSINESS HIGHLIGHTS

Operating Revenues

The 27.87% growth of Operating Revenues was mainly contributed by:

a.	Fixed phone revenues amounted to Rp. 7.1 trillion (including revenue from TelkomFlexi amounted to Rp.35.9 billion) or grew by 14.23%, which was reflected by the 7.9% of subscriber growth and the impact of consolidation of KSO-III.

b.	Cellular revenues amounted to Rp. 6.1 trillion or grew by 38.1%, as a result of the significant growth rate in the number of prepaid subscribers (grew by 92.2%).

c.	Interconnection revenues amounted to Rp. 3.2 trillion or grew by 43.8%, mainly driven by growing of traffic from cellular operators, revenue from infrastructure lease to other operators as well as international traffic usage.

d.	Data and Internet revenues amounted to Rp. 2.1 trillion or grew by 100.2%, which was mainly contributed by SMS revenues amounting to Rp.1.5 trillion (grew by 132.0%). The other contributors were VoIP and Telkomnet Instan revenue which amounted to Rp. 258.5 billion (grew by 69.01%), Rp.342.4 billion (grew by 52.06%), respectively.

e.	Network revenues amounted to Rp.329.9 billion or grew by 46.8%, which resulted primarily from by the increase of transponder leases and leased channel.

Operating Expenses

The 30.84% growth in Operating Expenses was mainly contributed by:

a.	Personnel Expenses grew by 44.5%, which was mainly caused by :

(i)	the consolidation of AriaWest (KSO-III), amounted to Rp.184.57 billion;

(ii)	recognition of liabilities related to long service awards for employees in accordance to the International Accounting Standard amounted to Rp.82.9 billion;

(iii)	additional obligations for provision of post retirement benefit - healthcare due to changes of previous medical cost trend assumption amounted to Rp.355.4 billion.

b.	Operation, Maintenance & Telecommunications Services expenses increased to Rp. 2.5 trillion or grew by 40.6%, which was mainly driven by the increase of Telkomsel O&M as result of the growing numbers of BTS and TRX, the impact of consolidation KSO-III, PT AriaWest, Napsindo, PII and Metra and the increase of Radio frequency fee, electricity, water and gas.

c.	Marketing expenses grew by 44.8% to Rp. 350.7 billion, which was caused by the increase of advertising and promotion expenses for the new products of TELKOM and Telkomsel.

Others — net

During the nine months of 2003, the Company recorded Others-net of minus Rp.537.09 billion, which consists of non core transactions. The Company recognized the revenues from the supporting business amounted to Rp.620.19 billion.

While on the other hand, the significant items included, among others:

(i)	Accounting loss recognition related to consolidation of AriaWest equity (unaudited) amounted to Rp.486.75 billion (non-recurring);

(ii)	Amortization of intangible assets & goodwill that come from buy out of KSO-VI, KSO-I and KSO-III for Rp.264.82 billion.

Tax Expenses

The rate of Income Tax as reflected in Q3/2003 was 34%, in which 4.6% was from the Non Tax Deductible Expense (NDE) for the current fiscal period such as employee benefit and other personnel expenses, amortization of intangible asset and impact of AriaWest consolidation.

Therefore, without considering NDE the effective tax rate would be 29.4%.

As comparison, the income tax rate in Q3/2002 was 20.59% based on the income before tax including extra gain on selling of Telkomsel’s shares, or 29.1% if exclude the extra gain.

Fixed-Lines in Service (including Fixed Wireless)

As of September 30, 2003, TELKOM and all KSO Units recorded 8,248,826 fixed lines in service, consisting of 6,827,945 lines in service in TELKOM Regions, while 1,420,881 lines in service were in KSO Regions.

Net additional lines in service during the third quarter year 2003 were 607,765 lines, which was 99.85% higher to the figure of the comparable period of 2002. Of the net additional lines in service, 535,295 lines were in TELKOM Regions and 72,470 lines were in KSO Regions.

As of September 30, 2003, the subscriber-mix consists of 20.12% business, 79.68% residential and 0.22% social subscribers.

For the Operational Performance of the third quarter year 2003, please refer to Table 4.

Fixed-Wireless CDMA Services

As of the end of third quarter 2003, the amount of TELKOMFlexi subscribers in 16 major cities in Indonesia was 128,176 subscribers (recorded as line in service).

For detailed information refer to the following table:

	Unit	As of Sept' 03

Customer Based (sales)
- Postpaid
- ESN	Subscribers	118,138
- Classy	Subscribers	651
- Prepaid (Trendy)	Subscribers	55,752
Total Sales*)	Subscribers	174,541
ARPU/month
- Post paid	Rp	171,000
- Prepaid**)	Rp	n.a
Blended	Rp	171,000
Network Data
- BTS	Unit	191
- Home Location Register (HLR)	Subscribers	387,570

*)	Subscribers plus sales on starter pack
**)	Prepaid was launched on Sept 18’03

Cellular Services

As of September 30, 2003, the number of active cellular subscribers of TELKOM’s associated companies were 8,797,940. The breakdown of each operator is as follows:

Operator,
and TELKOM's %	Sep'30	Sep'30	Growth
of ownership	2002	2003	(%)

TELKOMSEL (65.00)*)	4,996,443	8,792,871	75.98
MOBISEL (7.44)	7,543	5,069	(32.80)

TOTAL	5,003,986	8,797,940	75.82

*)	Telkomsel’s prepaid subscribers: 88.7%
ARPU:	Postpaid: Rp 312,000; total subs.: 989,994
Prepaid: Rp 93,000; total subs.: 7,802,877
Blended: Rp 123,000; total subs.: 8,792,871

As of September 30, 2003, among the eight cellular companies, Telkomsel (based on statistic compiled by TELKOM) held approximately 54.46% market share of cellular market in Indonesia.

Since August 8, 2003 TELKOM no longer holds any shares in Komselindo, Metrosel and Telesera as a result of a share-swap agreement with PT. Centralindo Panca Sakti Cellular.

Data and Internet Services

By the end of September 2003, total usage access of TELKOMNet Instan was 1,414.55 million minutes or grew by 11.55% compared to the figure of the comparable period of last year. Meanwhile TELKOMSave and TELKOMGlobal usage access was 48.84 million minutes or grew 156.11% compared to the last year figure.

CAPITAL EXPENDITURE

TELKOM (as single entity)

By September 30, 2003, CAPEX spent was Rp. 6,155.61 billion. Out of this amount, the Company spent approximately:

a.	Rp. 735.67 billion for infrastructure development (transmission, data backbone and PSTN backbone);

b.	Rp. 438.27 billion for Phone-Net (access, switching), View-net (Hybrid Fiber Coaxial), Internet (B2B, VoIP, Multimedia), and Services (Billing, TelkomSMS, etc);

c.	Rp. 502.35 billion for CDMA project;

d.	Rp.4,415.51 billion for long term investment in subsidiaries, including 87.09% for closing the AriaWest transaction.

e.	Rp. 63.81 billion for supporting facilities (building and power plant).

As of September 30, 2003, Capex for KSO-III spent was Rp.4,306.73 million for Fiber Access Network and supporting facilities.

Telkomsel

During the third quarter of year 2003, Telkomsel invested Rp. 4,027 billion (US$468 million) for network infrastructures and other investments. A number of 1,111 new Base Transceiver Stations (BTS) and 8,984 Transmitting & Receiving Exchanges (TRXs) were installed and 5,390,000 subscribers capacity were added during the period.

CONSOLIDATED DEBT

As of September 30, 2003, the breakdown of debt portfolio (short-term and long-term) in original currencies and Rupiah equivalents was as follows:

		Original	Rupiah
		Currencies	Equivalent
Currencies	Year	(millions)	(billions)%

IDR/Rupiah	2002	5,232.41	5,232.41	38.22
	2003	4,520.93	4,520.93	32.25

US Dollar	2002	766.86	6,901.21	50.41
	2003	899.62	7,563.56	53.95

Japanese Yen	2002	18,193.00	1,345.16	9.83
	2003	17,616.97	1,343.67	9.58

Euro*)	2002	26.74	212.41	1.52
	2003	60.15	590.42	4.21

Total	2002		13,691.19	100.00
	2003		14,018.58	100.00

*)	FRF and NLG have been converted to EUR

As of September 30, 2003, 32.25% of the total consolidated debt portfolio was denominated in Rupiah and 67.75% was denominated in foreign currencies, whereas in the same period of 2002, 38.49% of TELKOM’s debt portfolio was denominated in Rupiah and 61.51% was in foreign currencies.

TELKOM’s DEBTs (as single entity)

The breakdown of TELKOM portfolio (unconsolidated short-term and long-term) as of September 30, 2003 was as follows:

		Original	Rupiah
		Currencies	Equivalent
Currencies	Year	(millions)	(billions)%

IDR/Rupiah	2002	4,722.66	4,722.66	41.85
	2003	4,457.71	4,457.71	38.19

US Dollar	2002	556.40	5,004.85	44.35
	2003	674.69	5,677.49	48.64

Japanese Yen	2002	18,193.00	1,345.16	11.92
	2003	17,616.97	1,343.67	11.51

Euro*)	2002	26.74	212.41	1.88
	2003	19.76	193.99	1.66

Total	2002		11,285.08	100.00
	2003		11,672.86	100.00

*)	FRF and NLG have been converted to EUR

As of September 30, 2003, 38.19% of loan portfolio was denominated in Rupiah and 61.81% was denominated in foreign currencies, whereas in the same period of 2002, 41.85% was denominated in Rupiah and 58.15% was in foreign currencies.

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of September 30, 2003, the Company’s deposit was US$36.6 million, covering approximately 33.26% of all obligations in foreign currencies from October 2003 to December 2003 and covering approximately 8.04% of all obligations in foreign currencies from October 2003 to September 2004.

HUMAN RESOURCES

As of September 30, 2003, TELKOM’s (as single entity) total employees were 32,305 persons consisting of 25,291 persons in TELKOM Regions and 7,014 persons in the KSO Regions. As of September 30, 2003, a number of 4,655 employees have participated in the early retirement program while in the fourth quarter 2003 the Company have approved 1,422 employees.

Productivity per employee as measured by the number of fixed lines in service per employee as of September 30, 2003 was 255.34 while as of September 30, 2002 was 219.65.

RECENT DEVELOPMENTS

TELKOM acquires PT. AriaWest and settles ICC arbitration

On July 31, 2003, TELKOM has acquired all of the shares of PT. AriaWest (AriaWest) from PT Aria Infotek, Mediaone International IBV, a subsidiary of AT&T Wireless, and The Asian Infrastructure Fund, and has settle its ICC arbitration with AriaWest for US$58.67 million in cash and US$109.1 million in promissory notes which are interest free and payable in 10 semi-annual installments. At the same time, AriaWest’s debt has been restructured to the satisfaction of TELKOM, as required in the CSPA. Debt of US$99.07 million has been repaid on the closing date, and TELKOM has assumed from AriaWest debt of US$196.97 million under a new four-year TELKOM loan facility.

Following the acquisition of AriaWest, TELKOM now fully operates, controls and manages KSO III which operates additional fixed-line telecommunications network and provides fixed-line service in West Java and Banten region.

TELKOM Signed Master of Procurement Partnertship Agreement with PT. INTI

On August 26, 2003, TELKOM and PT. INTI signed a Master of Procurement Partnership Agreement (“MPPA”) with a total contract value of US$22,147,267.19 and Rp.65,362,426,881. The agreement includes system planning, manufacturing, delivery and construction of Fixed Wireless Access CDMA 2000-1X system. The period of the agreement is 34 months as of the signing of the agreement which also include a Service Level Agreement (“SLA”) which amounted to US$1,368,366 and Rp.9,537,188,782. The MPPA between TELKOM and PT. INTI consist of the construction of 222,300 lines of Base Station System for US$111.36 per line in Regional Division III of West Java and Banten area.

TELKOM Signed Loan Agreement with the Korean Exim Bank

On August 27, 2003, TELKOM and The Export-Import Bank of Korea (“Korean Exim Bank”) signed a loan agreement for the amount of US$123,965,000 to finance the expenditure under the Master Procurement Partnership Agreement dated December 23, 2002 (“MPPA”) between TELKOM and Samsung Electronics Co, Ltd (“Samsung”) for the delivery of Fixed Wireless Access CDMA 200-1X system.

TELKOM and Siemens Consortium Sign Agreement for Development of Backbone Transmission in Kalimantan and Sulawesi.

On September 25, 2003, TELKOM signed a Partnership Agreement for Procurement and Installation of Network Backbone Transmission/T-21 Kalimantan and Sulawesi with Siemens Consortium, which consist of Siemens Ag, PT. Siemen Indonesia, PT LEN Industri and Corning Cable System. The agreement consist of two package transaction for development of fiber optic network transmission in Kalimantan (Package-1) with total contract value of USD3,776,269 and IDR74,020,633,646 and Sulawesi (Package-2) with total contract value of USD3,815,295 and Rp.70,732,644,265.

Interim Closing of PIN shares transaction

On September 30, 2003, Telkom and all shareholders of PT. Pramindo Ikat Nusantara (“Pramindo”) KSO partner in Division I Sumatra have conducted the Interim Closing of the Conditional Sales and Purchase Agreement (“Interim Closing”) for the acquisition of an additional 15% of Pramindo shares. The Interim Closing is part of a continuance to the initial closing which took place on August

15, 2002, during which TELKOM had acquired 30% of the shares. Further, subsequent closing for remaining 55% of the Pramindo shares will be conducted on December 15, 2004. With the Interim Closing, TELKOM currently owns 45% of Pramindo shares.

MGTI (KSO IV) progress

TELKOM plans to amend the status of the KSO Agreement in order to fully control and operate as well as obtain the right to develop telecommunication infrastructure in KSO IV Region.

By pursuing the KSO Agreement Amendment instead of continuing with the previous buy-out option, TELKOM will avoid spending an initial payment and utilize the fund for infrastructure development.

Regulatory update for Fixed Wireless Access

Based on the press release issued by the MOC Public Relations on November 3, 2003, the Ministry of Communication (MOC) have prepared a new decree for Fixed Wireless Access (FWA) which include the regulation of following aspects: (i) the service and operation of FWA, which also includes the service and operation by local circuits switch (PSTN) based fixed network operator using radio frequency access network (ii) the deployment of FWA shall only be allowed for local fixed network operator that have received license from the MOC (iii) the area of service for FWA shall utilize 1 area code, without auto mutation and no roaming; (iii) requirement to implement self accounting for operation; (iv) FWA operators shall implement self-allocation and self-numbering, while block numbering shall be determine by the Directorate General of Post and Telecommunications; (v) the tariff shall consist of post paid and prepaid, in addition operators should determine level of tariff in Rupiah unit per minute (not per pulse); (vi) the interconnection tariff for termination to FWA networks shall be determined by operators in which amount is different with termination to local fixed network, while the interconnection tariff to local fixed network and mobile network shall be determined in accordance to the applicable regulation (vii) provide table for radio frequency charges for FWA; which amount are below the radio frequency charges for GSM operators and CDMA cellular operators.

Outlook FY 2003

TELKOM expects EBITDA margin consolidated as well as unconsolidated sustained at least 60%. In Fixed Line business, TELKOM expects Line In Service growth approximately 7%, while in Fixed Wireless (CDMA) sales target approximately 50%-60% of total capacity FY 2003 (740K).

In cellular business, Telkomsel revised the FY 2003 subscriber base forecast upward to approximately 9.6 millions, with the network capacity of at least 10.5 million. EBITDA margin FY 2003 is expected around 68%-70%.

WOERYANTO SOERADJI
Corporate Secretary

Table 1-a
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk
BALANCE SHEET (Unaudited)
SEPTEMBER 30, 2002 AND 2003
(In Millions of Rupiah and Thousands of U.S. Dollar)

	Consolidated
				Unconsol.
	2002	2003		2003

	Rp	Rp	US $	Rp

ASSETS

CURRENT ASSETS
Cash and cash equivalents	7,378,883	4,860,585	567,693	2,917,197
Short-term investments — net	565,682	—	—	—
Sub total	7,944,565	4,860,585	567,693	2,917,197
Trade accounts receivables
Related parties — net of allowance for doubtful accounts of Rp 616.387 million in 2003 and Rp 519.483 million in 2002	1,399,127	863,995	100,910	1,040,112
Third parties — net of allowance for doubful accounts of Rp 413.959 million in 2003 and Rp 331.148 million in 2002	1,908,851	2,439,780	284,954	1,402,184
Sub total	3,307,978	3,303,775	385,865	2,442,296
Other account receivables — net of allowance for doubful accounts Rp 170.043 million in 2003 and Rp 31.216 million in 2002	166,849	285,928	33,395	2,112,055
Inventories — net of allowance for obsolescence of Rp 51.345 million in 2003 and Rp 56.642 million in 2002	230,386	185,596	21,677	69,325
Prepaid expenses	542,306	896,462	104,702	520,168
Other current Assets	111,062	38,663	4,516	38,663
TOTAL CURRENT ASSETS	12,303,146	9,571,009	1,117,847	8,099,704

NON CURRENT ASSETS
Long-term investments — net	104,348	69,741	8,145	7,113,162
Property, plant and equipment — net of accumulated depreciation of Rp 23.813.004 million in 2003 and Rp 18.870.782 million in 2002	25,890,299	31,959,967	3,732,769	16,188,580
Property, plant and equipment under revenue sharing arrangements — net of accumulated depreciation of Rp 876.749 million in 2003 and Rp 901.671 million in 2002	388,181	317,441	37,076	317,441
Advances and other non current assets	998,996	307,906	35,962	242,651
Intangible assets	2,163,862	3,283,817	383,535	2,790,936
Advances payment for investment in share of stock	268,101	79,768	9,317	79,768
Escrow accounts	129,292	447,838	52,305	447,838
Property not used in operations	6,446	12,355	1,443	5,913
TOTAL NON CURRENT ASSETS	29,949,525	36,478,833	4,260,552	27,186,289

TOTAL ASSETS	42,252,671	46,049,842	5,378,399	35,285,993

Table 1-b (continued)
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk
BALANCE SHEET (Unaudited)
SEPTEMBER 30, 2002 AND 2003
(In Millions of Rupiah and Thousands of U.S. Dollar)

	Consolidated
				Unconsol.
	2002	2003		2003

	Rp	Rp	US $	Rp

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade accounts payable
Related parties	1,162,709	723,204	84,467	507,699
Third parties	1,783,909	2,365,467	276,275	1,165,690
Other accounts payable	125,707	135,289	15,801	62,044
Taxes payable	1,459,605	1,794,260	209,561	1,042,005
Dividen payable	667,866	69,418	8,108	69,418
Accrued expenses	1,516,889	2,876,231	335,930	2,344,957
Unearned income	528,985	660,464	77,139	57,915
Advances from customers and suppliers	836,434	692,107	80,834	581,924
Short term bank loan	500,000	802,488	93,727	549,300
Current maturities of long-term liabilities	2,321,110	1,323,833	154,617	1,018,981
Liability for cross-ownership transactions	389,167	—	—	—
TOTAL CURRENT LIABILITIES	11,292,381	11,442,761	1,336,459	7,399,933

NON CURRENT LIABILITIES
Deferred tax liabilities — net	1,971,291	1,528,421	178,512	639,469
Unearned income under revenue sharing arrangements	180,202	122,924	14,357	122,924
Unearned initial investor payment under joint operation scheme	67,453	28,876	3,373	111,282
Long-term debts — net of current maturities
Two-step loans — related parties	7,804,054	7,005,308	818,186	7,005,308
Suppliers’ credit loans	283,351	64,804	7,569	—
Bridging loan	81,498	25,726	3,005	—
Project cost payable	189,876	—	—	—
Bond	2,353,104	2,235,511	261,097	979,956
Bank loan	149,040	1,790,838	209,161	1,358,398
Other long-term debts	9,150	9,150	1,069	—
Liability for acquisition of a subsidiaries	—	760,916	88,871	760,916
Sub total long-term debts	10,870,073	11,892,253	1,388,958	10,104,578
Total Non Current Liabilities	13,089,019	13,572,474	1,585,200	10,978,253

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY	3,188,402	4,126,800	481,990	—

EQUITY
Capital stock — Rp 500 par value per series-A Dwiwarna share and series-B shares. Authorized - 1 A Dwiwarna share and 39.999.999.999 B shares Issued and fully paid - 1 A Dwiwarna share and 10.079.999.639 B shares	5,040,000	5,040,000	588,648	5,040,000
Additional paid-in capital	1,073,333	1,073,333	125,360	1,073,333
Difference in value of resttructuring transactions between entities under common control	(7,402,343)	(7,032,455)	(821,357)	(7,032,455)
Difference due to change of equity in associated companies	258,115	342,425	39,994	342,425
Unrealized loss on decline in value of securities	—	—	—	—
Transaction adjustment	179,668	160,599	18,757	160,599
Retained earning:
Appropriated	745,404	1,559,068	182,092	1,559,068
Un-appropriated	14,788,692	15,764,837	1,841,256	15,764,837
TOTAL EQUITY	14,682,869	16,907,807	1,974,750	16,907,807

TOTAL LIABILITIES AND EQUITY	42,252,671	46,049,842	5,378,398	35,285,993

Table-2
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk
STATEMENT OF INCOME (Unaudited)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share and ADS Data)

	Consolidated
				Unconsol.
	2002	2003		2003

	Rp	Rp	US $	Rp

OPERATING REVENUE
Fixed Phone
Wireline	6,235,286	7,086,618	827,683	4,365,993
Wireless (incl. recognition of 95% revenues in KSO)	—	35,877	4,190	38,492
Cellular	4,433,892	6,121,293	714,937	—
Interconnection revenues	2,221,291	3,194,323	373,081	2,211,199
Revenue under joint operation scheme	1,214,946	858,273	100,242	2,153,794
Data and internet	1,073,962	2,150,469	251,164	534,329
Network	224,771	329,956	38,537	587,879
Revenues under revenue sharing arrangement	207,487	191,443	22,360	185,690
Other telecommunications services	11,583	9,109	1,064	1,521
Total Operating Revenue	15,623,218	19,977,361	2,333,258	10,078,897

OPERATING EXPENSES
Personnel	2,201,959	3,181,770	371,615	2,157,811
Depreciation	2,565,886	3,321,316	387,914	1,797,959
Operation, maintenance and telecommunications services	1,839,633	2,589,311	302,419	865,461
General and administrative	1,100,549	959,259	112,037	513,140
Marketing	242,251	350,704	40,961	127,445
Total Operating Expenses	7,950,278	10,402,360	1,214,945	5,461,816

OPERATING INCOME	7,672,940	9,575,001	1,118,312	4,617,081

OTHER INCOME (CHARGES)
Interest income	452,172	220,315	25,732	190,308
Interest expense	(1,289,328)	(942,087)	(110,031)	(802,892)
Gain (loss) on foreign exchange — net	462,987	294,624	34,411	141,028
Equity in net income (loss) of associated companies	(10,109)	(28)	(3)	2,538,047
Gain on sales of long-term investment	3,196,380	—	—	—
Others — net	282,677	(537,098)	(62,730)	(938,108)

Total Other Income (Charges)	3,094,779	(964,274)	(112,621)	1,128,388

INCOME BEFORE TAX	10,767,719	8,610,727	1,005,691	5,745,469

TAX EXPENSE	(2,203,628)	(2,926,473)	(341,798)	(1,373,505)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF	8,564,091	5,684,254	663,893	4,371,964
SUBSIDIARIES

PRE ACQUISITION (INCOME) LOSS OF SUBSIDIARIES	(142,817)	(152,700)	(17,835)	—

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(852,817)	(1,159,590)	(135,434)	—

NET INCOME	7,568,457	4,371,964	510,624	4,371,964

NET INCOME PER SHARE	750.84	433.73	0.05	433.73

NET INCOME PER ADS (20 SERIES-B SHARES PER ADS)	15,016.78	8,674.53	1.01	8,674.53

Table-3.a: Breakdown of the Statement of Income (Unaudited)
For the Nine month ended September 30, 2002 and 2003

	2002	2003	Growth
	(Rp. Million)	(Rp. Million)	(%)

1	2	3	4 = (3-2)/2

OPERATING REVENUE
Fixed Phone
Local	1,702,922	1,863,471	9.43
Long distance	3,080,476	3,422,154	11.09
Monthly subscription charges	1,218,938	1,506,697	23.61
Instalation charges	116,089	163,448	40.80
Phone card — net	26,895	24,867	-7.54
Others	89,966	141,858	57.68
Total Fixed Phone Revenues	6,235,286	7,122,495	14.23

Cellular	4,433,892	6,121,293	38.06
Interconnection
International calls	214,978	268,578	24.93
Cellular	1,338,900	2,011,382	50.23
Others	667,413	914,362	37.00
Total Interconnection Revenues	2,221,291	3,194,323	43.80
Revenue Under Joint Operation Scheme (JOS)
Minimum TELKOM Revenue (MTR)	767,590	493,117	-35.76
Distributable TELKOM Revenue (DTR)	446,745	361,149	-19.16
Amortization of Initial Investor Payments	611	4,007	555.81
Total Revenue under JOS	1,214,946	858,273	-29.36
Data and Internet
SMS	642,146	1,489,708	131.99
VoIP	152,958	258,511	69.01
Multimedia
— Telkomnet Instan	225,183	342,415	52.06
— Other Multimedia (ISDN, etc)	53,675	59,835	11.48
Total Data and Internet Revenues	1,073,962	2,150,469	100.24
Network
Leased lines	77,869	139,587	79.26
Satellite transponder	146,902	190,369	29.59
Total Network Revenues	224,771	329,956	46.80

Revenues under Revenue Sharing Arrangement	207,487	191,443	-7.73
Other Telecommunication Services (OTS)
Telex and telegram	3,045	2,117	-30.48
Others	8,538	6,992	-18.11
Total OTS Revenues	11,583	9,109	-21.36
TOTAL OPERATING REVENUES	15,623,218	19,977,361	27.87
OPERATING EXPENSES
Personnel	2,201,959	3,181,770	44.50

Depreciation	2,565,886	3,321,316	29.44
Operation, maintenance and telecommunications services
Operation and maintenance	823,752	1,184,624	43.81
Cost of phone cards	128,160	123,568	-3.58
Lisence (Concession fees & radio frequency usage charges)	335,313	561,172	67.36
Others (rent, electricity, etc)	552,408	719,947	30.33
Total O & M	1,839,633	2,589,311	40.75
General and administrative
Provision for doubful account and inventory obsolescence	322,300	200,095	-37.92
Training, education and recruitment	103,955	105,320	1.31
Research, development and consultant	228,818	136,611	-40.30
Others	445,476	517,233	16.11
Total G & A	1,100,549	959,259	-12.84

Marketing	242,251	350,704	44.77

TOTAL OPERATING EXPENSES	7,950,278	10,402,360	30.84

OPERATING INCOME	7,672,940	9,575,001	24.79

Table -3.b.: Breakdown of the Statement of Income (Continued)
For the Nine month ended September 30, 2002 and 2003

	2002	2003	Growth
	(Rp. Million)	(Rp. Million)	(%)

1	2	3	4 = (3-2)/2

OPERATING INCOME	7,672,940	9,575,001	24.79

OTHER INCOME (CHARGE)
Interest income	452,172	220,315	-51.28
Interest expense	(1,289,328)	(942,087)	-26.93
Gain (loss) on foreign exchange — net	462,987	294,624	-36.36
Equity in net income (loss) of associated companies	(10,109)	(28)	-99.72
Gain (loss) on sales investment	3,196,380	—
Others	282,677	(537,098)	-290.00
Total Other Income (Charge)	3,094,779	(964,274)	-131.16

INCOME BEFORE TAX	10,767,719	8,610,727	-20.03

TAX EXPENSE	(2,203,628)	(2,926,473)	32.80

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	8,564,091	5,684,254	-33.63

PRE ACQUISITION (INCOME) LOSS	(142,817)	(152,700)	6.92
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(852,817)	(1,159,590)	35.97

NET INCOME	7,568,457	4,371,964	-42.23

NET INCOME PER SHARE	750.84	433.73	-42.23

NET INCOME PER ADS (20 B SHARE PER ADS)	15,016.78	8,674.53	-42.23

Table-3.c: FINANCIAL RATIOS FOR THE THIRD QUARTER, 2002 & 2003

	2002	2003	Growth (%)

1	2	3	4=(3-2)/2

Contribution of pulses to total fixed-phone revenue:
Local Calls (%)	27.31	26.16	-1.15
Domestic Long Distance Calls (%)	49.40	48.05	-1.36
Monthly subscription charges (%)	19.55	21.15	1.61
Installation charges (%)	1.86	2.29	0.43
Phone-card	0.43	0.35	-0.08
Others (%)	1.44	1.99	0.55
Contribution to total operating revenues:
Cellular (%)	28.38	30.64	2.26
Fixed-phone (%)	39.91	35.65	-4.26
Revenue under JOS (%)	7.78	4.30	-3.48
Interconnection (%)	14.22	15.99	1.77
Network (%)	1.44	1.65	0.21
Data dan internet (%)	6.87	10.76	3.89
Revenue under RSA (%)	1.33	0.96	-0.37
Other telecommunications services (%)	0.07	0.05	-0.03
Fixed-phone revenue per average fixed-LIS/month *)	166,526	174,176	4.59
Fixed-phone revenue per average fixed-LIS/month **)	123,832	123,029	-0.65
EBITDA, consolidated (Rp million)	10,238,826	12,896,317	25.96
EBITDA margin, consolidated (%)	65.54	64.55	-0.98
Operating margin (%)	49.11	47.93	-1.18
Profit Margin (%)	48.44	21.88	-26.56
Current ratio (%)	108.95	83.64	-25.31
Return on Assets (%)	17.91	9.49	-8.42
Return on Equity (%)	51.55	25.86	-25.69
Average collection period (days)	49.78	43.94	-5.84
Average on Allowance for Bad Debt (%)	29.53	13.24	-16.29
Total Liabilities to Equity (%)	166.05	147.95	-18.10
Gearing (Net Debt to Equity) (%)	41.79	54.16	12.37
Debt to Equity (%)	95.90	82.91	-12.98
Debt to EBITDA (%)	137.52	108.70	-28.82
Debt Service Ratio (Times)	2.28	4.20	1.93
Weighted Average Cost of Capital (WACC) (%)	15.85	14.83	-1.02

*)	Fixed Tlp Rev + PBH + Interkoneksi
**)	Fixed Tlp Rev + PBH

Table 4.a: FIXED WIRELINE/WIRELESS AS OF SEPTEMBER 30, 2002 & 2003

	Unit	2002 *		2003	Growth (%)

1	2	3a	3b	4	5=(4-3b)/3b

Exchange Capacity
TELKOM Division	Lines	5,240,636	6,472,168	7,776,868	20.16
KSO Division	Lines	3,686,915	2,455,383	1,589,167	-35.28
Total Exchange Cap (KSO & TELKOM Division )	Lines	8,927,551	8,927,551	9,366,035	4.91
Installed Lines
TELKOM Division	Lines	4,896,584	6,070,635	7,476,550	23.16
KSO Division	Lines	3,390,341	2,216,290	1,559,299	-29.64
Total Installed Lines (KSO & TELKOM Division )	Lines	8,286,925	8,286,925	9,035,849	9.04
Subscribers — TELKOM Division
Non PBH Subscribers :	Lines	3,832,988	4,890,447	6,041,974	23.55
PBH Subscribers	Lines	426,320	427,509	442,666	3.55
Total Subscribers TELKOM Division	Lines	4,259,308	5,317,956	6,484,640	21.94
Subscribers — KSO Division
Non PBH Subscribers :	Lines	2,968,559	1,911,100	1,363,730	-28.64
PBH Subscribers	Lines	15,413	14,224	0	-100.00
Total Subscribers KSO Division	Lines	2,983,972	1,925,324	1,363,730	-29.17
Subscribers -TELKOM & KSO Division
Non PBH Subscribers :	Lines	6,801,547	6,801,547	7,405,704	8.88
PBH Subscribers	Lines	441,733	441,733	442,666	0.21
Total Subscribers -TELKOM & KSO Division	Lines	7,243,280	7,243,280	7,848,370	8.35
Public Phone — TELKOM Division
Coin-Phone	Lines	50,589	56,697	52,807	-6.86
Card-Phone	Lines	43,858	46,106	38,067	-17.44
Total Payphone	Lines	94,447	102,803	90,874	-11.60
Wartel	Lines	180,917	206,699	252,431	22.12
Total Public Phone TELKOM Division	Lines	275,364	309,502	343,305	10.92
Public Phone — KSO Division
Coin-Phone	Lines	29,463	23,355	8,671	-62.87
Card-Phone	Lines	12,004	9,756	4,850	-50.29
Total Payphone	Lines	41,467	33,111	13,521	-59.16
Wartel	Lines	80,950	55,168	43,630	-20.91
Total Public Phone KSO Division	Lines	122,417	88,279	57,151	-35.26
Public Phone (TELKOM & KSO Division )
Coin-Phone	Lines	80,052	80,052	61,478	-23.20
Card-Phone	Lines	55,862	55,862	42,917	-23.17
Total Payphone	Lines	135,914	135,914	104,395	-23.19
Wartel/Kiosk/TUT	Lines	261,867	261,867	296,061	13.06
Total Public Phone (TELKOM & KSO Division )	Lines	397,781	397,781	400,456	0.67
Lines In Services (Wireline)
TELKOM Division	Lines	4,526,184	5,618,970	6,715,954	19.52
KSO Division	Lines	3,106,389	2,013,603	1,404,706	-30.24
Total Lines In Services (TELKOM & KSO Division )	Lines	7,632,573	7,632,573	8,120,660	6.39
Lines In Services (Wireless)
TELKOM Division	Lines	8,505	8,505	112,001	1216.88
KSO Division	Lines	0	0	16,175	0.00
Total Lines In Services (TELKOM & KSO Division )	Lines	8,505	8,505	128,176	1407.07
Lines In Services (Wireline+Wireless)
TELKOM Division	Lines	4,534,672	5,627,458	6,827,945	21.33
KSO Division	Lines	3,106,389	2,013,603	1,420,881	-29.44
Total Lines In Services (TELKOM & KSO Division )	Lines	7,641,061	7,641,061	8,248,826	7.95

*)Column 3a	Column 3b	Column 4
TELKOM Division includes:	TELKOM Division includes:	TELKOM Division includes:

Regional Division-II Jakarta	Regional Division-I Sumatera	Regional Division-I Sumatera
Regional Division-V East Java	Regional Division-II Jakarta	Regional Division-II Jakarta
Regional Division-VI Kalimantan	Regional Division-V East Java	Regional Division-III West Java
	Regional Division-VI Kalimantan	Regional Division-V East Java
Regional Division-VI Kalimantan

Table 4.b: PULSE PRODUCTION FOR THE THIRD QUARTER YEAR 2002 & 2003

	Unit	2002*		2003	Growth (%)

1	2	3a	3b	4	5=(4-3b)/3b

Pulse Production:
Subscribers — TELKOM Division:
Non-PBH Subscribers	Pulses	23,288,170,251	30,419,722,397	34,939,822,812	14.86%
PBH Subscribers	Pulses	2,988,089,738	3,005,280,260	3,036,826,842	1.05%
Total pulse production — TELKOM Division	Pulses	26,276,259,989	33,425,002,657	37,976,649,654	13.62%
Subscribers — KSO Division:
Non-PBH Subscribers	Pulses	19,719,181,330	12,587,629,184	8,877,487,611	-29.47%
PBH Subscribers	Pulses	106,913,818	89,723,296	0	-100.00%
Total pulse production — KSO Division	Pulses	19,826,095,148	12,677,352,480	8,877,487,611	-29.97%
Subscribers (TELKOM & KSO Division)
Non-PBH Subscribers	Pulses	43,007,351,580	43,007,351,580	43,817,310,423	1.88%
PBH Subscribers	Pulses	3,095,003,556	3,095,003,556	3,036,826,842	-1.88%
Total pulse production — KSO & TELKOM Division	Pulses	46,102,355,136	46,102,355,136	46,854,137,265	1.63%
Public Phones — TELKOM Division
Coin	Pulses	316,771,652	362,208,034	369,387,185	1.98%
Card-phone	Pulses	72,650,544	94,039,638	60,202,543	-35.98%
Wartel	Pulses	6,657,898,696	8,899,082,152	9,674,057,350	8.71%
Total public phone — TELKOM Division	Pulses	7,047,320,892	9,355,329,824	10,103,647,078	8.00%
Public Phones — KSO Division
Coin	Pulses	196,306,845	150,870,463	37,874,239	-74.90%
Card-phone	Pulses	50,254,806	28,865,712	3,175,491	-89.00%
Wartel	Pulses	7,167,874,281	4,926,690,825	3,550,717,685	-27.93%
Total public phone — KSO Division	Pulses	7,414,435,932	5,106,427,000	3,591,767,415	-29.66%
Public Phones — TELKOM & KSO Division
Coin	Pulses	513,078,496	513,078,496	407,261,425	-20.62%
Card-phone	Pulses	122,905,349	122,905,349	63,378,034	-48.43%
Wartel	Pulses	13,825,772,979	13,825,772,979	13,224,775,034	-4.35%
Total public phone — TELKOM & KSO Division	Pulses	14,461,756,824	14,461,756,824	13,695,414,493	-5.30%
Lines in Service- Production
TELKOM Division	Pulses	33,323,580,882	42,780,332,482	48,080,296,731	12.39%
KSO Division	Pulses	27,240,531,081	17,783,779,481	12,469,255,027	-29.88%
Total LIS’s pulse production (TELKOM&KSO Div,)	Pulses	60,564,111,963	60,564,111,963	60,549,551,758	-0.02%
Pulses per Average Subscriber Line
TELKOM Division	Pulses/line	6,359	6,489	6,394	-1.48%
KSO Division	Pulses/line	6,819	6,711	5,354	-20.21%
Pulses per Avrg, Subscr, Line (TELKOM&KSO)	Pulses/line	6,549	6,549	6,167	-5.83%
Pulses per Average LIS
TELKOM Division	Pulses/line	5,969	6,130	6,058	-1.18%
KSO Division	Pulses/line	6,549	6,411	5,131	-19.97%
Pulses per Average LIS (TELKOM&KSO)	Pulses/line	6,205	6,205	5,857	-5.60%

        *)

Column 3a	Column 3b	Column 4
TELKOM Division includes:	TELKOM Division includes:	TELKOM Division includes:

Regional Division-II Jakarta	Regional Division-I Sumatera	Regional Division-I Sumatera
Regional Division-V East Java	Regional Division-II Jakarta	Regional Division-II Jakarta
Regional Division-VI Kalimantan	Regional Division-V East Java	Regional Division-III West Java
	Regional Division-VI Kalimantan	Regional Division-V East Java
Regional Division-VI Kalimantan

Table-4.c: OPERATIONAL RATIO AS AT JUNE 30, 2002 & 2003

Fixed-line phone	Unit	2002		2003	Growth (%)

1	2	3a	3b	4	5=(4-3b)/3b

Subscriber Mix — TELKOM Division
Business	Percent	20.42	19.53	20.45	4.73
Residential	Percent	79.41	80.26	79.34	(1.14)
Social	Percent	0.18	0.21	0.20	(2.96)
Subscriber Mix — KSO Division
Business	Percent	15.64	15.45	18.51	19.80
Residential	Percent	83.95	84.10	81.30	(3.33)
Social	Percent	0.41	0.45	0.19	(57.82)
Subscriber Mix — TELKOM & KSO Division
Business	Percent	18.45	18.45	20.12	9.05
Residential	Percent	81.28	81.28	79.68	(1.97)
Social	Percent	0.27	0.27	0.20	(26.27)
Pulses (Local & DLD), Subscriber (TELKOM & KSO)
Local	Percent	32.37	32.37	31.79	(1.81)
DLD	Percent	67.63	67.63	68.21	0.86
Utilization RATE(LIS/IL)
TELKOM Division	Percent	92.61	92.70	91.32	(1.48)
KSO Division	Percent	91.62	90.85	91.12	0.30
Utilization Rate (TELKOM & KSO )	Percent	92.21	92.21	91.29	(0.99)
Occupancy Rate (TELKOM & KSO Division)
TELKOM Division	Percent	87.06	87.52	88.37	0.97
KSO Division	Percent	85.03	82.80	90.23	8.98
Total Occupancy Rate (TELKOM & KSO Division)	Percent	86.22	86.22	88.69	2.86
Call Completion Rate (TELKOM & KSO Division)
Local	Percent	75.88	75.88	76.96	1.42
Domestic Long Distance	Percent	66.87	66.87	68.25	2.06
Employees
TELKOM Division	Persons	19,282	24,601	25,291	2.80
KSO Division	Persons	15,466	10,147	7,014	(30.88)
Employees (TELKOM & KSO Division)	Persons	34,748	34,748	32,305	(7.03)
Productivity (LIS/Employees)
TELKOM Division	Lines/Empl	235.18	228.75	269.98	18.02
KSO Division	Lines/Empl	200.85	198.44	202.58	2.08
Productivity (TELKOM & KSO Division)	Lines/Empl	219.90	219.90	255.34	16.12
Density (LIS Per 100 Inhabitants)
TELKOM Division	Percent	5.72	4.31	4.30	(0.37)
KSO Division	Percent	2.02	1.96	1.83	(6.41)
Density (TELKOM & KSO Division)	Percent	3.27	3.27	3.49	6.53

*)
Column 3a	Column 3b	Column 4
TELKOM Division includes:	TELKOM Division includes:	TELKOM Division includes:

Regional Division-II Jakarta	Regional Division-I Sumatera	Regional Division-I Sumatera
Regional Division-V East Java	Regional Division-II Jakarta	Regional Division-II Jakarta
Regional Division-VI Kalimantan	Regional Division-V East Java	Regional Division-III West Java
	Regional Division-VI Kalimantan	Regional Division-V East Java
Regional Division-VI Kalimantan

Table-5
KSO Performance as of September 30, 2003

(million of Rupiah)	KSO-I	KSO-III	KSO-IV	KSO-VI	KSO-VII	TOTAL

Minimum TELKOM	388,526	311,623	303,210	107,547	189,907	1,300,813
Distributable TELKOM	266,364	104,833	138,890	109,469	221,913	841,469

Total	654,890	416,455	442,100	217,016	411,820	2,142,281

Table-6: Operational Performance Regional Division

	Regional
	Division	30-Sep-02	30-Sep-03	Growth (%)

Exchange capacity (lines)
	I	1,231,532	1,292,166	4.92
	II	3,257,210	3,439,229	5.59
	III	879,124	883,450	0.49
	IV	770,289	770,289	0.00
	V	1,589,185	1,739,917	9.48
	VI	394,241	422,106	7.07
	VII	805,970	818,878	1.60

Total		8,927,551	9,366,035	4.91

Installed lines
	I	1,174,051	1,358,625	15.72
	II	3,030,171	3,275,615	8.10
	III	720,506	775,099	7.58
	IV	725,268	739,075	1.90
	V	1,501,425	1,633,752	8.81
	VI	364,988	433,459	18.76
	VII	770,516	820,224	6.45

Total		8,286,925	9,035,849	9.04

Subscribers
	I	1,058,648	1,151,991	8.82
	II	2,626,513	2,810,918	7.02
	III	633,282	683,634	7.95
	IV	610,456	632,141	3.55
	V	1,310,821	1,436,680	9.60
	VI	321,974	401,417	24.67
	VII	681,586	731,589	7.34

Total		7,243,280	7,848,370	8.35

Lines in service
	I	1,092,786	1,196,758	9.51
	II	2,785,747	2,965,751	6.46
	III	665,192	711,143	6.91
	IV	641,110	662,814	3.39
	V	1,413,760	1,538,079	8.79
	VI	335,165	416,214	24.18
	VII	707,301	758,067	7.18

Total		7,641,061	8,248,826	7.95

LIS pulse production (pulses)
	I	9,456,751,600	9,860,303,412	4.27
	II	20,336,901,160	20,478,490,257	0.70
	III	4,903,137,279	4,865,940,269	-0.76
	IV	6,028,048,440	5,802,647,996	-3.74
	V	9,333,758,690	9,300,601,011	-0.36
	VI	3,652,921,033	3,574,961,783	-2.13
	VII	6,852,593,762	6,666,607,031	-2.71

Total		60,564,111,963	60,549,551,758	-0.02

Table-7
PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEETS
AS OF SEPTEMBER 30, 2002 AND 2003
(In Millions of Rupiah and Thousands of U.S. Dollar)

		2003
	2002
ASSETS	Rp.	Rp.	US$(1)	Growth

CURRENT ASSETS
Cash and cash equivalents(2)	1,841,948	1,242,725	145,144	-32.5%
Acct. receivable — net of allow. for doubtful acct.	322,024	253,404	29,596	-21.3%
Accrued income — net of allow. for doubtful acct.	304,745	346,451	40,464	13.7%
Inventories — net of allow. for obsolescence	114,778	47,747	5,577	-58.4%
Prepaid tax and expenses	119,308	317,479	37,080	166.1%
Advances	175,610	1,446	169	-99.2%
Others	111,061	59,997	7,007	-46.0%
Total Current Assets	2,989,474	2,269,249	265,037	-24.1%
PROPERTY, PLANT AND EQUIPMENT
Fixed assets	9,662,231	15,249,228	1,781,036	57.8%
Work in progress	397,180	236,557	27,629	-40.4%
Accumulated depreciation	(2,070,933)	(3,500,721)	(408,867)	69.0%
PPE — net book value	7,988,478	11,985,064	1,399,797	50.0%
OTHER ASSETS	83,964	44,308	5,175	-47.2%

TOTAL ASSETS	11,061,916	14,298,621	1,670,009	29.3%

CURRENT LIABILITIES
Short-term loan	500,000	—	—
Accounts payable	475,244	305,278	35,655	-35.8%
Accrued liabilities	1,168,882	1,454,891	169,924	24.5%
Taxes payable	336,266	536,701	62,684	59.6%
Unearned income	353,443	462,610	54,031	30.9%
Dividend payable	408,802	—	—
Curr. maturities of obligation under cap. lease	854	—	—
Other current liabilities	—	215,679	25,190
Total Current Liabilities	3,243,491	2,975,159	347,484	-8.3%
LONG-TERM LIABILITIES
Long-term guaranteed notes payable — net	1,348,577	1,255,555	146,643	-6.9%
ECA loan	—	432,440	50,507
Oblig. under cap.lease — net of current maturities	368	—	—
Total Long-term Liabilities	1,348,945	1,687,995	197,150	25.1%
DEFERRED TAX LIABILITIES — NET	32,453	505,612	59,053	1,458.0%
EQUITY
Capital stock — Rp 1,000,000 par value
Authorized - 650,000 shares
Issued and fully paid - 182,570 shares	182,570	182,570	21,323	0.0%
Additional paid-in capital	1,504,854	1,504,854	175,760	0.0%
Retained earnings	4,749,603	7,442,431	869,240	56.7%
Total Equity	6,437,027	9,129,855	1,066,323	41.8%

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	11,061,916	14,298,621	1,670,009	29.3%

Table-8
PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
FOR THE NINE MONTHS ENDED SEPTEMBER 30 2002 AND 2003
(In Millions of Rupiah and Thousands of U.S. Dollar)

		2003
	2002
	Rp.	Rp.	US$ (1)	Growth

OPERATING REVENUES
Post-paid (kartuHALO)	2,285,912	2,554,297	298,329	11.7%
Prepaid (simPATI)	2,808,900	5,053,674	590,245	79.9%
International roaming	320,268	287,658	33,597	-10.2%
Interconnection revenues (outpayment) — net	(53,132)	126,007	14,717	337.2%
Total Operating Revenues	5,361,948	8,021,636	936,888	49.6%

OPERATING EXPENSES
Personnel	194,729	264,849	30,933	36.0%
Operation & maintenance	877,805	1,334,443	155,856	52.0%
General & administrative	231,158	279,838	32,684	21.1%
Marketing & selling	86,162	126,004	14,717	46.2%
Rev. dependent & other cost of services	314,214	403,794	47,161	28.5%
Depreciation and amortization	677,789	1,125,062	131,402	66.0%
Total Operating Expenses	2,381,857	3,533,990	412,753	48.4%

EBIT (EARNINGS BEFORE INTEREST & TAXES)	2,980,091	4,487,646	524,135	50.6%

OTHER INCOME/(CHARGES)
Interest income/(expenses)	(57,129)	(75,119)	(8,774)	31.5%
Foreign exchange gain/(loss)	(14,367)	2,066	241	-114.4%
Others — net	(18,877)	(13,818)	(1,614)	-26.8%
Other income/(charges) — net	(90,373)	(86,871)	(10,146)	-3.9%

INCOME BEFORE TAX	2,889,718	4,400,775	513,989	52.3%
PROVISION FOR INCOME TAX	854,605	1,345,139	157,106	57.4%
NET INCOME	2,035,113	3,055,636	356,883	50.1%

EBITDA	3,657,880	5,612,708	655,537	53.4%
EBITDA MARGIN	68%	70%	70%	1.8%

Table-9
PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
Operational Indicators as of September 30, 2002 & 2003

	Unit	2002	2003	Growth (%)

1	2	3	4	5

CUSTOMER BASE
Net addition
Postpaid (KartuHALO)	Subscriber	72,304	66,989	(7.35)
Prepaid (SimPATI)	Subscriber	1,672,107	2,715,110	62.38
Total	Subscriber	1,744,411	2,782,099	59.49
Customer base
Postpaid	Subscriber	937,515	989,994	5.60
Prepaid	Subscriber	4,058,928	7,802,877	92.24
Total	Subscriber	4,996,443	8,792,871	75.98
ARPU/month
Postpaid	Rp (thousand)	297	312	5.05
Prepaid	Rp (thousand)	104	93	(10.58)
Blended	Rp (thousand)	148	123	(16.89)
ARPU Non voice/SMS/month
Postpaid	Rp (thousand)	20	28	40.00
Prepaid	Rp (thousand)	17	22	29.41
Blended	Rp (thousand)	18	23	27.78

NETWORK DATA
BTS/TRX
Base Transceiver Station (BTS) on air	Unit	3,039	4,594	51.17
Transit Receive Exchange (TRX)RX on air	Unit	25,116	37,045	47.50
Capacity
Home Location Register (HLR)	Subscriber	7,605	14,565	91.52
Visitor Location Register (VLR)	Subscriber	5,455	10,987	101.41
Quality of service
Call success ratio	%	91.48%	95.34%	4.22
Call completion ratio	%	98.41%	99.20%	0.80

Employee
Total Employees	Persons	2,516	2,809	11.65
Efficiency (subs per employee)	Subscr/employee	1,986	3,130	57.60